FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly held Company of Authorized Capital

CNPF/MF n.º 47.508.411/0001‐56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD” or “Company”), in compliance with the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended and in force, and of CVM Ruling No. 358/02, in continuity to the material facts disclosed on June 14, 2012, August 20, 2015 and October 26, 2016, hereby informs to its shareholders and to the market as follows.

In session held on October 3, 2017, the Panel of the Brazilian Securities Commission (“CVM”) analyzed the appeal filed by the Company to the decision of the Superintendence of Securities Register of CVM, which has determined the Company to proceed with “the payment of an additional amount equivalent to 80% of the amount effectively paid to Morzan as indemnification (…) to the other non-controlling shareholders of Globex Utilidades S.A. (currently Via Varejo S.A.) that adhered to the Share Purchase Agreement which resulted on the sale of control of the Company or chose, in the scope of the tender offer (OPA), the option of combined payment, as defined” in the tender offer notice for the acquisition of Via Varejo S.A.´s shares by the Company on January 4, 2010 (“SRE Decision”).

The CVM Panel unanimously decided to fully amend the SRE Decision, understanding that the CVM could not extend the indemnification provided for in the Arbitration Award to Globex's minority shareholders, as provided for in the Code of Civil Procedure, in line with the constitutional guarantees of due legal process and adversary principle.

Considering the favorable decision of CVM Panel, any discussion concerning occasional extension to the other minority shareholders of Via Varejo S.A. of additional amount proportionally paid to Morzan as indemnification was definitely closed.

São Paulo, October 5, 2017

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 5, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.